SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

Shibuya Hikarie, 27th Floor

21-1 Shibuya 2-chome

Shibuya-ku, Tokyo 150-8510, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

Date: October 27, 2016	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the latter shall prevail. All references to the “Company,” “we,” “us” or “our” shall mean LINE Corporation and, unless the context otherwise requires, its consolidated subsidiaries.

October 26, 2016

Summary of

Consolidated Financial Results

for the Nine Months Ended September 30, 2016

<Prepared in Accordance with the International Financial Reporting Standards (“IFRS”)

as issued by the International Accounting Standards Board (the “IASB”)>

Company name:	LINE Corporation (Stock Code: 3938) (the “Company”)

Stock exchange on which the shares are listed:	Tokyo Stock Exchange

URL:	http://linecorp.com/
Representative:	Takeshi Idezawa, Chief Executive Officer
Contact:	Kokan Ki, Executive Officer and Head of Finance and Accounting
Telephone:	+81-3-6233-5050
Filing date of quarterly securities report: November 8, 2016 Payment date of dividends: –
Supplemental materials prepared on quarterly financial results: Yes
Financial results conference scheduled: Yes (for institutional investors and analysts)

(Yen amounts are rounded to the nearest million, unless otherwise noted.)

1.	Consolidated financial results for the first nine months of 2016 (from January 1, 2016 to September 30, 2016)

(1)	Consolidated operating results (cumulative)

(Percentages indicate year-on-year changes.)

	Revenues		Operating income		Profit before income taxes		Profit for the period
Nine months ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
September 30, 2016	103,239	17.2	18,294	—	15,266	—	5,684	—
September 30, 2015	88,074	45.4	1,179	(82.1)	1,330	(80.5)	(7,693)	—

	Profit attributable to the shareholders of the Company		Comprehensive income for the period		Basic earnings per share		Diluted earnings per share
Nine months ended	Millions of yen	%	Millions of yen	%	Yen		Yen
September 30, 2016	5,315	—	4,331	—	28.54		25.68
September 30, 2015	(7,568)	—	(5,980)	—	(43.25)		(43.25)
(2) Consolidated financial position
	Total assets		Total equity		Equity attributable to the shareholders of the Company		Ratio of equity attributable to the shareholders of the Company to total assets
As of	Millions of yen		Millions of yen		Millions of yen		%
September 30, 2016	218,088		156,769		156,480		71.8
December 31, 2015	122,159		17,533		17,743		14.5

2.	Cash dividends

	Annual dividends per share
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Total
	Yen	Yen	Yen	Yen	Yen
Year ended December 31, 2015	—	—	—	0.00	0.00
Year ending December 31, 2016	—	0.00	—
Year ending December 31, 2016 (Forecast)				—	—

Note:	Revisions to the cash dividends forecasts most recently announced: None
The Company has not yet made a decision concerning the year-end dividend for the year ending December 31, 2016.

3.	Consolidated earnings forecasts for 2016

(January 1, 2016 to December 31, 2016)

There are uncertainties about the mobile applications market for smartphones and other mobile devices, the main business of the Company and its subsidiaries (collectively, the “Group”), as it is in a phase of rapid change both internationally and domestically. As the state of this market significantly impacts the Group’s financial results, it is difficult to formulate a precise earnings forecast. Also, as the Company’s shares are listed on the New York Stock Exchange as well as on the Tokyo Stock Exchange, we are also carefully considering risks relating to U.S. securities regulations. Accordingly, an announcement concerning earnings forecasts is not made at this time.

Notes

(1)	Changes in significant subsidiaries during the current period (changes in specified subsidiaries resulting in change in scope of consolidation): None

(2)	Changes in accounting policies and changes in accounting estimates

a.	Changes in accounting policies due to revisions in accounting standards under IFRS: None

b.	Changes in accounting policies due to other reasons: None

c.	Changes in accounting estimates: None

(3)	Number of shares issued and outstanding (common stock)

a.	Total number of common shares issued and outstanding at the end of the period (including treasury shares)

As of September 30, 2016	217,147,000 shares
As of December 31, 2015	— shares

b.	Number of treasury shares at the end of the period

As of September 30, 2016	— shares
As of December 31, 2015	— shares

c.	Average number of common shares outstanding during the period (cumulative from the beginning of the fiscal year)

Nine months ended September 30, 2016	128,353,333 shares
Nine months ended September 30, 2015	106,017,051 shares

Note:	As of the end of the previous fiscal year, the Company had issued 174,992,000 class A shares. However, through an amendment to its articles of incorporation effective as of March 31, 2016, the Company terminated its dual class structure and converted all class A shares into common shares. The average number of class A shares outstanding during the nine-month periods ended September 30, 2016 and 2015 were 57,906,443 and 68,974,949, respectively. The combined average number of common shares and class A shares outstanding during the period (cumulative from the beginning of the fiscal year) for the nine-month periods ended September 30, 2016 and 2015 were 186,259,776 and 174,992,000, respectively.

*  Information regarding the quarterly review procedures

At the time of this summary quarterly financial results report, the review procedures for quarterly consolidated financial statements in accordance with the Financial Instruments and Exchange Act are in progress.

*  Cautionary statement with respect to forward-looking statements, and other information

This document contains forward-looking statements with respect to the current plans, estimates, strategies and beliefs of the Company. Forward-looking statements include, but are not limited to, those statements using words such as “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions generally intended to identify forward-looking statements. These forward-looking statements are based on information currently available to the Company, speak only as of the date hereof and are based on the Company’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond the Company’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in the document. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and the Company does not intend to update any of these forward-looking statements. Risks and uncertainties that might affect the Company include, but are not limited to:

i.	its ability to attract and retain users and increase the level of engagement of its users;

ii.	its ability to improve user monetization;

iii.	its ability to successfully enter new markets and manage its business expansion;

iv.	its ability to compete in the global social network services market;

v.	its ability to develop or acquire new products and services, improve its existing products and services and increase the value of its products and services in a timely and cost-effective manner;

vi.	its ability to maintain good relationships with platform partners and attract new platform partners;

vii.	its ability to attract advertisers to the LINE platform and increase the amount that advertisers spend with LINE;

viii.	its expectations regarding its user growth rate and the usage of its mobile applications;

ix.	its ability to increase revenues and its revenue growth rate;

x.	its ability to timely and effectively scale and adapt its existing technology and network infrastructure;

xi.	its ability to successfully acquire and integrate companies and assets;

xii.	its future business development, results of operations and financial condition;

xiii.	the regulatory environment in which it operates;

xiv.	fluctuations in currency exchange rates and changes in the proportion of its revenues and expenses denominated in foreign currencies; and

xv.	changes in business or macroeconomic conditions.

1.	Qualitative information regarding financial results for the nine months ended September 30, 2016

(1)	Operating results

In the first nine months of 2016 (from January 1, 2016 to September 30, 2016), the global economy overall followed a gentle trend of recovery despite continuing uncertainty regarding the future direction of the emerging Asian economies, particularly the Chinese economy. On the other hand, the Japanese economy continued to lack strength in growth of personal spending, despite a gradual improvement in employment and income that accompanied a recovery in corporate earnings.

Amid such circumstances, in the internet industry in which the Group is engaged, the mobile internet market is continuing to expand. Smartphone shipments in Japan increased 2.9% during the period from April 1, 2015 to March 31, 2016 year on year to 29,170,000 units, and the ratio of smartphones among total mobile phone shipments increased 6.5 percentage points year on year to 79.7%, which illustrates an increase in users switching from feature phones to smartphones. The number of SIM-free smartphones also increased during the same period. (Source: MM Research Institute, Overview of domestic mobile phone shipments for FY 2015).

In this business environment, the Group actively moved forward with business development focused on the LINE business and portal segment. In September 2016, our global MAUs reached 220 million, a year-on-year increase of 3.5% and MAUs in our four key countries of Japan, Taiwan, Thailand and Indonesia reached 162 million, a year-on-year increase of 17.6%.

Revenues

LINE Business and Portal segment

In communication, existing services including original Stickers and Creators’ Stickers and new services such as LINE Creators’ Themes released in April 2016 contributed to increased revenues. In content, despite the continuing strong popularity of “LINE Brown Farm,” factors such as a weaker performance of new titles resulted in a decrease in revenues from content year on year. On the other hand, in LINE advertising, the increase in sales of “performance ads” such as Timeline Ads and LINE News Ads provided by the LINE advertising platform released in June 2016 has contributed to increased revenues. In other sales, in addition to an overseas-focused expansion in LINE Friends, the Group started LINE Mobile in September 2016 as a Mobile Virtual Network Operator (“MVNO”) service.

MixRadio segment

The Group had acquired MixRadio on March 16, 2015. Subsequently, the Group made a strategic decision to focus on its core LINE business and portal segment. On February 12, 2016, the Company’s board of directors approved the abandonment of the MixRadio segment. The operation of the MixRadio business was classified as a discontinued operation as of March 21, 2016, when the abandonment took effect. As a result, the MixRadio business was retrospectively presented as a discontinued operation on the Interim Condensed Consolidated Statement of Profit or Loss for the nine-month periods ended September 30, 2015.

As a result of the above, the Group recorded revenues during the first nine months of 2016 of 103,239,332 thousand yen, a year-on-year increase of 17.2%, mainly due to increases in communication and advertising sales. By service, revenues from communication increased by 6.2% to 22,317,307 thousand yen in the first nine months of 2016 compared to the first nine months of 2015, content decreased by 9.6% to 34,024,710 thousand yen in the first nine months of 2016 compared to the first nine months of 2015, and revenues from LINE advertising increased 72.2% to 31,423,408 thousand yen in the first nine months of 2016 from the first nine months of 2015.

Profit from operating activities

Profit from operating activities consists of revenues and other operating income reduced by operating expenses. In the first nine months of 2016, the Group recorded revenues and other operating income of 108,451,304 thousand yen, a year-on-year increase of 22.6%, and operating expenses of 90,157,457 thousand yen, a year-on-year increase of 3.3%. Other operating income for this period mainly consisted of 2,460,935 thousand yen of pre-tax gain on sale of land in Fukuoka and 1,730,917 thousand yen of gain on fair value measurement relating to the deconsolidation of LINE BIZ Plus Ltd., our former subsidiary providing LINE Pay services in Thailand that came to be accounted for as a joint venture under the equity method as RABBIT-LINE Pay Company Limited. Looking at operating expenses, there was an increase in employee compensation expenses, due to headcount growth in accordance with business expansion, and increases in costs associated with the expansion of the LINE Friends service and the office relocation in Fukuoka. On the other hand, the Group managed to achieve an overall decrease in marketing expenses because of factors such as the reduction of promotion expenses for new services associated with LINE Pay and LINE Music and the concentration of its business resources into gaining further recognition in the Asian market. This concentration of business resources began in the previous fiscal year and resulted in a decrease in marketing expenses outside of Asia. As a result, for the first nine months of 2016, the Group recorded profit from operating activities of 18,293,847 thousand yen, a 15.5 fold increase year on year.

Profit for the period from continuing operations

The Group recorded profit before tax for the period from continuing operations of 15,265,707 thousand yen in the first nine months of 2016, an 11.5 fold increase year on year, due in part to an increase in profit from operating activities and loss on foreign currency transactions, net, mainly caused by the strength of the yen against foreign currencies, particularly the US dollar, and also fair value measurement loss relating to conversion right of redeemable preferred stock held by the Company. On an after-tax basis, profit for the period from continuing operations was 7,447,001 thousand yen, compared to a loss of 2,957,626 thousand yen in the first nine months of 2015. The effective tax rate for the nine-month period ended September 30, 2016 of 51.2% differed from the Japanese statutory tax rate of 35.6 % for the year ended December 31, 2015. The effective income tax rate of 51.2% was primarily due to non-deductible share-based payment expenses, including share-based payment expenses in connection with stock options granted to non-Japanese employees and directors, and pre-tax losses recorded by subsidiaries on a standalone basis for which no deferred tax assets were recognized as the related tax benefits could not be recognized.

Profit for the period

After subtracting loss from discontinued operations, which consisted of the MixRadio business, from profit from continuing operations, profit for the period was 5,684,469 thousand yen in the first nine months of 2016, compared to a loss of 7,693,484 thousand yen in the first nine months of 2015. Profit for the period attributable to the shareholders of the Company was 5,314,543 thousand yen in the first nine months of 2016, compared to a loss attributable to the shareholder of the Company of 7,567,681 thousand yen in the first nine months of 2015.

(2)	Financial position

Regarding the financial position of the Group as of September 30, 2016, total assets of the Group increased by 95,929,185 thousand yen compared to the end of the previous fiscal year to 218,088,416 thousand yen, primarily due to a 95,862,699 thousand yen increase in cash and cash equivalents. Total liabilities decreased by 43,306,753 thousand yen to 61,319,593 thousand yen as of September 30, 2016, primarily attributable to a decrease of 41,966,187 thousand yen in other financial liabilities, current. Total shareholders’ equity increased by 139,235,938 thousand yen to 156,768,823 thousand yen as of September 30, 2016. These changes were primarily attributable to an issuance of new shares in connection with the initial public offering of the Company’s shares in the first nine months of 2016 and the repayments of borrowings using the net proceeds from the initial public offering.

(3)	Forecast of consolidated financial results

The Group’s revenues for the year ending December 31, 2016 (January 1, 2016 to December 31, 2016) are expected to be higher compared to the corresponding period of 2015. Particularly in LINE advertising, revenues from new advertising products, notably performance ads such as Timeline Ads and LINE News Ads that we launched in June 2016, as well as the existing advertising products, are expected to contribute to revenue growth. At the same time, the Group expects to generate a stable level of revenues in communication, not only from existing products but also by expanding the variety of the products such as Stickers or Themes on LINE Creators Market. With respect to content distribution in the fourth quarter (October 1 to December 31, 2016), the Group expects to generate revenues steadily, mainly because the Group plans to release new game titles including “LINE POP Chocolat”, the latest addition to the casual game “LINE POP” series.

Looking ahead to the three months ending December 31, 2016, the Group is planning to invest aggressively in marketing for the above mentioned new game titles as well as other services provided on the LINE platform, and as such, marketing expense is expected to increase compared to the three months ended December 31, 2015. Although the increase in marketing expense could temporarily affect operating income, the Group expects to post a positive operating income, as it has done in the first, second and third quarters of 2016.

2.	Notes to summary information

(1)	Changes in significant subsidiaries during the current period

Not applicable.

(2)	Changes in accounting policies and changes in accounting estimates

Not applicable.

3.	Interim Condensed Consolidated Financial Statements

(1)	Interim Condensed Consolidated Statement of Financial Position - Unaudited

	(In thousands of yen)

	December 31, 2015	September 30, 2016
Assets
Current assets
Cash and cash equivalents	33,652,250	129,514,949
Trade and other receivables	27,248,497	25,313,910
Other financial assets, current	341,403	1,899,520
Inventories	1,475,939	840,039
Other current assets	2,454,776	2,830,599

Total current assets	65,172,865	160,399,017

Non-current assets
Property and equipment	10,500,750	8,285,854
Goodwill	3,120,767	3,399,680
Other intangible assets	1,011,531	1,662,996
Investments in associates and joint ventures	1,785,826	4,284,683
Other financial assets, non-current	23,466,920	22,871,023
Deferred tax assets	16,942,051	16,901,045
Other non-current assets	158,521	284,118

Total non-current assets	56,986,366	57,689,399

Total assets	122,159,231	218,088,416

Liabilities
Current liabilities
Trade and other payables	22,983,242	17,945,717
Other financial liabilities, current	43,933,212	1,967,025
Accrued expenses	7,019,114	6,744,923
Income tax payables	3,018,891	3,094,466
Advances received	9,517,756	10,220,726
Provisions, current	381,217	734,614
Other current liabilities	9,024,284	12,191,434

Total current liabilities	95,877,716	52,898,905

Non-current liabilities
Other financial liabilities, non-current	8,284	—
Deferred tax liabilities	1,843,944	1,461,265
Provisions, non-current	1,400,986	944,369
Post-employment benefits	5,495,416	6,015,054

Total non-current liabilities	8,748,630	8,420,688

Total liabilities	104,626,346	61,319,593

Shareholders’ equity
Share capital	12,596,198	77,316,239
Share premium	18,982,776	89,019,715
Accumulated deficit	(19,204,203)	(13,834,230)
Accumulated other comprehensive income	5,368,524	3,978,499

Equity attributable to the shareholders of the Company	17,743,295	156,480,223

Non-controlling interests	(210,410)	288,600
Total shareholders’ equity	17,532,885	156,768,823

Total liabilities and shareholders’ equity	122,159,231	218,088,416

(2)	Interim Condensed Consolidated Statement of Profit or Loss - Unaudited

	(In thousands of yen)

	For the nine-month period ended September 30,
	2015	2016
Revenues and other operating income:
Revenues	88,073,667	103,239,332
Other operating income	366,469	5,211,972

Total revenues and other operating income	88,440,136	108,451,304

Operating expenses:
Payment processing and licensing expenses	(20,883,232)	(22,435,314)
Employee compensation expenses	(25,543,807)	(28,889,376)
Marketing expenses	(13,466,046)	(7,552,221)
Infrastructure and communication expenses	(5,575,265)	(5,657,013)
Authentication and other service expenses	(9,137,972)	(9,720,404)
Depreciation and amortization expenses	(2,629,264)	(3,658,943)
Other operating expenses	(10,025,138)	(12,244,186)

Total operating expenses	(87,260,724)	(90,157,457)

Profit from operating activities	1,179,412	18,293,847

Finance income	54,831	55,229
Finance costs	(78,007)	(57,944)
Share of loss of associates and joint ventures	(142,720)	(325,982)
Loss on foreign currency transactions, net	(180,609)	(1,646,405)
Other non-operating income	870,464	3,647
Other non-operating expenses	(373,789)	(1,056,685)

Profit before tax from continuing operations	1,329,582	15,265,707
Income tax expenses	(4,287,208)	(7,818,706)

(Loss)/profit for the period from continuing operations	(2,957,626)	7,447,001
Loss from discontinued operations, net of tax	(4,735,858)	(1,762,532)

(Loss)/profit for the period	(7,693,484)	5,684,469

Attributable to:
The shareholders of the Company	(7,567,681)	5,314,543
Non-controlling interests	(125,803)	369,926

		(In yen)
Earnings per share
Basic (loss)/profit for the period attributable to the shareholders of the Company	(43.25)	28.54
Diluted (loss)/profit for the period attributable to the shareholders of the Company	(43.25)	25.68
Earnings per share from continuing operations
Basic (loss)/profit from continuing operations attributable to the shareholders of the Company	(16.19)	38.00
Diluted (loss)/profit from continuing operations attributable to the shareholders of the Company	(16.19)	34.20
Earnings per share from discontinued operations
Basic loss from discontinued operations attributable to the shareholders of the Company	(27.06)	(9.46)
Diluted loss from discontinued operations attributable to the shareholders of the Company	(27.06)	(8.52)

(3)	Interim Condensed Consolidated Statement of Comprehensive Income - Unaudited

	(In thousands of yen)

	For the nine-month period ended September 30,
	2015	2016
(Loss)/profit for the period	(7,693,484)	5,684,469
Other comprehensive income
Items that may be reclassified to profit or loss:
Available-for-sale financial assets:
Net changes in fair value	2,495,983	(729,210)
Reclassification to profit or loss	260,443	276,402
Exchange differences on translation of foreign operations:
Loss arising during the period	(998,996)	(929,831)
Reclassification to profit or loss	—	50,318
Proportionate share of other comprehensive income of associates and joint ventures	13,922	(16,031)
Income tax relating to items that may be reclassified subsequently to profit or loss	(57,821)	(5,076)

Total other comprehensive income for the period, net of tax	1,713,531	(1,353,428)

Total comprehensive (loss)/income for the period, net of tax	(5,979,953)	4,331,041

Attributable to:
The shareholders of the Company	(5,864,458)	3,924,518
Non-controlling interests	(115,495)	406,523

(4)	Interim Condensed Consolidated Statement of Change in Equity - Unaudited

									(In thousands of yen)

	Equity attributable to the shareholder of the Company
				Accumulated other comprehensive income
	Share capital	Share premium	Accumulated deficit	Foreign currency translation reserve	Available-for- sale reserve	Defined benefit plan reserve	Total	Non- controlling interests	Total shareholder’s equity
Balance at January 1, 2015	12,596,198	7,771,659	(11,622,496)	527,802	3,866,280	(643,359)	12,496,084	14,884	12,510,968
Comprehensive (loss)/income
Loss for the period	—	—	(7,567,681)	—	—	—	(7,567,681)	(125,803)	(7,693,484)
Other comprehensive income	—	—	—	(1,009,303)	2,712,526	—	1,703,223	10,308	1,713,531

Total comprehensive (loss)/income for the period	—	—	(7,567,681)	(1,009,303)	2,712,526	—	(5,864,458)	(115,495)	(5,979,953)
Net investment by non-controlling interests	—	—	94	—	—	—	94	143,906	144,000
Recognition of share-based payments	—	8,333,773	—	—	—	—	8,333,773	—	8,333,773
Acquisition of subsidiary	—	—	—	—	—	—	—	133	133
Acquisition of non-controlling interests	—	(1,513)	—	—	—	—	(1,513)	(142)	(1,655)

Balance at September 30, 2015	12,596,198	16,103,919	(19,190,083)	(481,501)	6,578,806	(643,359)	14,963,980	43,286	15,007,266

									(In thousands of yen)

	Equity attributable to the shareholders of the Company
				Accumulated other comprehensive income
	Share capital	Share premium	Accumulated deficit	Foreign currency translation reserve	Available-for- sale reserve	Defined benefit plan reserve	Total	Non- controlling interests	Total shareholders’ equity
Balance at January 1, 2016	12,596,198	18,982,776	(19,204,203)	239,984	6,917,774	(1,789,234)	17,743,295	(210,410)	17,532,885
Comprehensive (loss)/income
Profit for the period	—	—	5,314,543	—	—	—	5,314,543	369,926	5,684,469
Other comprehensive income	—	—	—	(1,168,361)	(221,664)	—	(1,390,025)	36,597	(1,353,428)

Total comprehensive (loss)/income for the period	—	—	5,314,543	(1,168,361)	(221,664)	—	3,924,518	406,523	4,331,041
Recognition of share-based payments	—	7,314,639	—	—	—	—	7,314,639	—	7,314,639
Forfeiture of stock options	—	(55,430)	55,430	—	—	—	—	—	—
Exercise of stock options	1,296,103	(75,679)	—	—	—	—	1,220,424	—	1,220,424
Acquisition of subsidiary	—	—	—	—	—	—	—	92,401	92,401
Initial public offering	63,423,938	62,853,409	—	—	—	—	126,277,347	—	126,277,347
Other	—	—	—	—	—	—	—	86	86

Balance at September 30, 2016	77,316,239	89,019,715	(13,834,230)	(928,377)	6,696,110	(1,789,234)	156,480,223	288,600	156,768,823

(5)	Notes to Interim Condensed Consolidated Financial Statements - Unaudited

Notes for going concern assumption

Not applicable.

Subsequent events

Investment in Yume no Machi Souzou Iinkai Co., Ltd.

On September 29, 2016, the Company’s board of directors approved an investment in Yume no Machi Souzou Iinkai Co., Ltd. (“Yume no Machi Souzou Iinkai”), which operates a delivery portal site “Demae-Can” and has a share capital of 1,113,300 thousand yen. On October 14, 2016, the Company acquired 11.9% of the outstanding shares of Yume no Machi Souzou Iinkai by paying 2,376,000 thousand yen in cash. Additionally, on October 18, 2016, the Company acquired 8.1% of the outstanding shares of Yume no Machi Souzou Iinkai by paying 1,620,000 thousand yen in cash, resulting in the Company owning 20.0% of Yume no Machi Souzou Iinkai. The acquisition of shares of Yume no Machi Souzou Iinkai is expected to allow the Company to further develop its online-to-offline services and its delivery services. The Group determined that it exercises significant influence over Yume no Machi Souzou Iinkai. Therefore, the Group will account for its ownership interest in Yume no Machi Souzou Iinkai using the equity method.

Investment in Snow Corporation

On September 29, 2016, the Company’s board of directors approved an investment in Snow Corporation, which has a share capital of 1,700,000 thousand Korean won and is a subsidiary of NAVER, the Group’s ultimate parent company. On October 18, 2016, the Company acquired newly issued voting shares of Snow Corporation by paying 49,999,800 thousand Korean won (4,610,401 thousand yen) in cash, resulting in the Company owning 25.0% of Snow Corporation. Snow Corporation develops and operates a self-portrait photograph app, which is distributed primarily in Asia. The acquisition of shares of Snow Corporation is expected to allow the Company to expand its business in Asia and to extend the Company’s services to the existing users. The Group determined that it exercises significant influence over Snow Corporation. Therefore, the Group will account for its ownership interest in Snow Corporation using the equity method.